UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Rose Rock Midstream, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

777149105

(CUSIP Number)

Candice L. Cheeseman

General Counsel and Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777149105	Page 2 of 10

1	NAMES OF REPORTING PERSONS SemGroup Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER* 2,889,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER* 2,889,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,889,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	SemGroup Corporation also may be deemed to beneficially own 8,389,709 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”), which Subordinated Units are owned directly by Rose Rock Midstream Holdings, LLC. The Subordinated Units have no expiration date and will convert into Common Units on a one-for-one basis at the end of the subordination period described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-176260). SemGroup Corporation also may be deemed to beneficially own 1,250,000 Class A Units representing limited partner interests in the Issuer (the “Class A Units”), which Class A Units are owned directly by Rose Rock Midstream Holdings, LLC. The Class A Units convert into Common Units on a one-for-one basis on the Conversion Effective Date, as discussed in Item 5 below.

CUSIP No. 777149105	Page 3 of 10

1	NAMES OF REPORTING PERSONS Rose Rock Midstream Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER* 2,889,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER* 2,889,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,889,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Rose Rock Midstream Holdings, LLC also holds 8,389,709 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”). The Subordinated Units have no expiration date and will convert into Common Units on a one-for-one basis at the end of the subordination period described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-176260). Rose Rock Midstream Holdings, LLC also holds 1,250,000 Class A Units representing limited partner interests in the Issuer (the “Class A Units”). The Class A Units convert into Common Units on a one-for-one basis on the Conversion Effective Date, as discussed in Item 5 below.

CUSIP No. 777149105	Page 4 of 10

1	NAMES OF REPORTING PERSONS Rose Rock Midstream Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 171,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 171,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,218
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 777149105	Page 5 of 10

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the original Schedule 13D filed by the undersigned on January 17, 2012 (the “Original 13D”). This Amendment No. 1 amends the Original 13D as specifically set forth herein. This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Rose Rock Midstream, L.P. (the “Issuer”). The Issuer is a Delaware limited partnership with its principal executive offices located at Two Warren Place, 6120 S. Yale, Suite 700, Tulsa, Oklahoma 74136-4216.

Item 2. Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

This Amendment No. 1 is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, blending, marketing, and other midstream services primarily to independent producers, refiners of petroleum products, and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada and the West Coast of the United Kingdom.

2.	Rose Rock Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is the ownership of 2,718,491 Common Units, 8,389,709 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”), 1,250,000 Class A Units representing limited partner interests in the Issuer (the “Class A Units”) and 100% of the interests in the general partner of the Issuer.

3.	Rose Rock Midstream Corporation, a Delaware corporation (“RRMC”), whose principal business is the ownership of 171,218 Common Units.

Holdings is a direct, wholly-owned subsidiary of SemGroup. RRMC is a direct, wholly-owned subsidiary of Holdings. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (collectively, the “SemGroup Directors and Officers”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Norman J. Szydlowski*	SemGroup Director, President and Chief Executive Officer

John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director

Ronald A. Ballschmiede(1)	SemGroup Director and Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Co. N.V., an engineering, procurement and construction company that focuses on the energy and natural resource industry

Sarah M. Barpoulis(2)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC

Karl F. Kurz*	SemGroup Director

Thomas R. McDaniel*	SemGroup Director

James H. Lytal*	SemGroup Director

Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer

Candice L. Cheeseman*	SemGroup General Counsel and Secretary

Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives

Peter L. Schwiering*	SemGroup Vice President

CUSIP No. 777149105	Page 6 of 10

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.
(1)	His business address is One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380-2624.
(2)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.

Each of Norman J. Szydlowski, Robert N. Fitzgerald and Timothy R. O’Sullivan is also a director on the board of directors of each of Holdings and RRMC. Norman J. Szydlowski is President and Chief Executive Officer of each of Holdings and RRMC. Robert N. Fitzgerald is Senior Vice President and Chief Financial Officer of each of Holdings and RRMC. Timothy R. O’Sullivan is Vice President of each of Holdings and RRMC. Candice L. Cheeseman is General Counsel and Secretary of each of Holdings and RRMC. Peter L. Schwiering is Chief Operating Officer of each of Holdings and RRMC. Paul Largess (“Largess”) is Vice President, Controller and Chief Accounting Officer of each of Holdings and RRMC. Largess’ business address is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216. Largess is a United States citizen and his principal occupation is Vice President, Controller and Chief Accounting Officer of SemGroup. The SemGroup Directors and Officers, Largess and the Reporting Persons are collectively referred to herein as the “Covered Persons”.

(d) During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

On January 8, 2013, SemGroup entered into a Contribution Agreement (the “Contribution Agreement”) with Holdings, Rose Rock Midstream GP, LLC (the “General Partner” and, together with SemGroup and Holdings, the “Contributing Parties”), the Issuer and Rose Rock Midstream Operating, LLC (together with the Issuer, the “Partnership Parties”). Pursuant to the terms of the Contribution Agreement, on January 11, 2013, the Partnership Parties acquired 33.33% of the outstanding membership interests in SemCrude Pipeline, L.L.C. (the “Subject Interest”) from the Contributing Parties in exchange for the Aggregate Consideration (as defined below) (the “Drop-Down Transaction”). SemCrude Pipeline, L.L.C. owns a 51% membership interest in White Cliffs Pipeline, L.L.C., which owns a 527-mile pipeline system that transports crude oil from Platteville, Colorado in the Denver-Julesburg Basin to Cushing, Oklahoma (“White Cliffs Pipeline”).

The aggregate consideration for the Subject Interest (the “Aggregate Consideration”) consisted of, among other things, the issuance of 1,500,000 Common Units to Holdings, the issuance of 1,250,000 Class A Units to Holdings and the issuance of 96,939 notional general partner units to the General Partner (such issued Common Units, Class A Units and notional general partner units are collectively referred to as the “Unit Consideration”). The Contribution Agreement also includes customary representations and warranties, indemnification obligations and covenants by the parties, subject to the limitations set forth therein.

The issuance and sale of the Unit Consideration were made in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

CUSIP No. 777149105	Page 7 of 10

The foregoing description of the Contribution Agreement and the Drop-Down Transaction is not complete and is subject to and qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 1 to this Amendment No. 1 and is incorporated by reference herein.

In connection with the closing of the Drop-Down Transaction, on January 11, 2013, the General Partner amended the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of December 14, 2011 (the “Partnership Agreement”), by adopting Amendment No. 1 to the Partnership Agreement (the “Amendment”). The Amendment creates a new class of equity interest in the Issuer designated as “Class A Units” and sets forth the preferences, rights, powers and duties of holders of the Class A Units.

Pursuant to the terms of the Amendment, the Class A Units will not be entitled to receive any distributions of available cash prior to the first day of the month immediately following the first month for which the average daily throughput volumes on the White Cliffs Pipeline for such month are 125,000 barrels per day or greater (the “Conversion Effective Date”). On the Conversion Effective Date, each Class A Unit will automatically convert into one Common Unit (subject to appropriate adjustments in the event of any split-up, combination or similar event). Prior to the Conversion Effective Date, the Class A Units will be entitled to vote with the Common Units as a single class on any matter that the unitholders of the Issuer are entitled to vote, except that the Class A Units will be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class A Units in relation to other classes of equity interests of the Issuer or as required by law. Each Class A Unit is entitled to the number of votes equal to the number of Common Units into which a Class A Unit is convertible at the time of the record date of the applicable vote or written consent.

The foregoing description of the Amendment and the Class A Units is not complete and is subject to and qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein.

The following Covered Persons own Common Units as follows:

Covered Person	Number of Common Units
Norman J. Szydlowski	22,191
John F. Chlebowski	10,000
Sarah M. Barpoulis	5,000
Karl F. Kurz	5,000
Robert N. Fitzgerald	5,366
Candice L. Cheeseman	6,814
Timothy R. O’Sullivan	4,028
Peter L. Schwiering	8,404
Paul Largess	867

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)(b) The information contained on the cover pages and in Items 2 and 3 of this Amendment No. 1 is incorporated herein by reference.

SemGroup, Holdings and RRMC are the beneficial owners of the number and percentage of Common Units stated in rows (11) and (13) on the respective corresponding cover pages hereto.

Holdings is a direct, wholly-owned subsidiary of SemGroup and RRMC is a direct, wholly-owned subsidiary of Holdings. As such, the Common Units directly owned by RRMC are also shown as beneficially owned by each of Holdings and SemGroup and the Common Units directly owned by Holdings are also shown as beneficially owned by SemGroup. By reason of these relationships, SemGroup is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by each of Holdings and RRMC. Holdings is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by RRMC.

CUSIP No. 777149105	Page 8 of 10

The ownership percentages included in this Amendment No. 1 for the Reporting Persons is based on 11,889,709 Common Units outstanding, which is calculated as follows: (i) 8,389,709 Common Units outstanding as of November 1, 2012, which figure is disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, plus (ii) the 1,500,000 Common Units issued to Holdings pursuant to the Drop-Down Transaction, plus (iii) the 2,000,000 Common Units issued and sold by the Issuer pursuant to a private placement of such Common Units on January 11, 2013. Outstanding units do not include the Subordinated Units or the Class A Units.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c) Except as described above in Item 3, the Covered Persons have not engaged in any transactions in any equity securities of the Issuer during the past 60 days.

(d)(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

The information contained in Items 2 and 3 of this Amendment No. 1 is incorporated herein by reference.

Item	7. Material to be Filed as Exhibits

1	Contribution Agreement, dated as of January 8, 2013, by and among SemGroup Corporation, Rose Rock Midstream Holdings, LLC, Rose Rock Midstream GP, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013, and incorporated herein in its entirety by reference).

2	Amendment No. 1, dated as of January 11, 2013, to the Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013, and incorporated herein in its entirety by reference).

CUSIP No. 777149105	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Contribution Agreement, dated as of January 8, 2013, by and among SemGroup Corporation, Rose Rock Midstream Holdings, LLC, Rose Rock Midstream GP, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013, and incorporated herein in its entirety by reference).

2	Amendment No. 1, dated as of January 11, 2013, to the Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013, and incorporated herein in its entirety by reference).